Sub-Item 77M


MERGERS
Invesco Actively Managed Exchange-Traded Fund Trust


Guggenheim Ultra Short Duration ETF into
PowerShares Ultra Short Duration Portfolio

     On December 19, 2017, the Board of Trustees of
PowerShares Actively Managed Exchange-Traded Fund Trust
("PowerShares") approved an Agreement and Plan of Reorganization (the "Agreement"). On March 16, 2018, at a
Special Joint Meeting for shareholders of Guggenheim Ultra
Short Duration ETF (the "Fund"), shareholders approved the
Agreement that provided for the reorganization of the Fund into PowerShares Ultra Short Duration Portfolio (the
"Acquiring Fund"), an investment portfolio of PowerShares
(the "Reorganization"). Pursuant to the Agreement, after the close of business on April 6, 2018, the Acquiring Fund acquired all or substantially all of the assets and all of the stated liabilities included in the financial statements of the Fund, and PowerShares issued shares of the Acquiring
Fund to the Fund's shareholders. The value of each Fund shareholder's account with the Acquiring Fund immediately after the Reorganization was the same as the value of such shareholder's account with the Fund immediately prior to the Reorganization. The Reorganization was structured as a tax-free transaction.

     On June 4, 2018, PowerShares Ultra Short Duration
Portfolio changed its name to Invesco Ultra Short Duration
ETF and PowerShares Actively Managed Exchange-Traded Fund
Trust changed its name to Invesco Actively Managed
Exchange-Traded Fund Trust.



For a more detailed discussion on the Reorganizations, please see the Agreement and Plan of Reorganization filed herein under item 77Q1(g).